Exhibit 99.1

Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Change in Annual Corporate Events Calendar

ITAÚ UNIBANCO HOLDING S.A. (“Company”) announces to the shareholders and the market in general that, pursuant to the provision in item 5.5.1 of the Corporate Governance Level I Listing Regulation of BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BM&FBOVESPA”), it has resubmitted its Annual Corporate Events Calendar for 2016 to the Brazilian Securities and Exchange Commission (“CVM”)  and the BM&FBOVESPA in the light of the change in date of the Company’s Annual General Meeting from March 30, 2016 to April 27, 2016, as well as the change in the date of the submission of the Management’s Proposal and Convening Notice for the aforementioned meeting from February 26, 2016 to March 24, 2016.

The updated Annual Corporate Events Calendar for 2016 is available for consultation in the websites of the CVM (www.cvm.gov.br), the BM&FBOVESPA (www.bmfbovespa.com.br) and the Company’s website itself (www.itau.com.br/relacoes-com-investidores).

São Paulo (SP), February 25, 2016.

MARCELO KOPEL

Investor Relations Officer